Exhibit 99.1 Press release

WiLAN Announces Election of Directors

OTTAWA, Canada – April 15, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced that all of management’s nominees listed in its March 10, 2016 management proxy circular were elected as directors of the Company at WiLAN’s April 14, 2016 annual shareholders’ meeting (the “Annual Meeting”).  The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Roxanne Anderson	35,608,446	97.88%	772,173	2.12%
Robert S. Bramson	35,582,839	97.81%	797,780	2.19%
Dr. Michel Tewfik Fattouche	32,148,208	88.37%	4,232,411	11.63%
John Kendall Gillberry	34,501,144	94.83%	1,879,475	5.17%
Ron Laurie	35,624,202	97.92%	756,417	2.08%
W. Paul McCarten	35,602,879	97.86%	777,740	2.14%
Richard J. Shorkey	35,513,043	97.62%	867,576	2.38%
James Douglas Skippen	35,596,986	97.85%	783,633	2.15%

WiLAN also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the Share Option Plan Resolution.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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